CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Exchange
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marches Financiers
New Brunswick Securities Commission
Newfoundland and Labrador Department of Government Services,
Consumer and Commercial Affairs Branch
Prince Edward Island Securities Office
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Northwest Territories Registrar of Securities
Yukon Territory Registrar of Securities

RE:	Great Basin Gold Ltd. (the “Corporation”) Consent under National Instrument 43.101

Filing of Revised Technical Report
June 2009 Update of the Mineral Resource Estimate for Hollister Gold Mine,
Elko County, Nevada, USA
October 30, 2009

I, Stephen J. Godden, F.I.M.M.M., C. Eng., do hereby consent to the filing of the Technical Report with the regulatory authorities referred to above and to the written or electronic disclosure of the Technical Report and of extracts from a Summary of the Technical Report as may be required by the regulatory authorities.

I have read the Corporation’s news release dated June 17, 2009 and confirm that it documents fairly and accurately represent the information that supports the disclosure.

Submitted this 3rd day of November, 2009.

Signed,

/s/ S. J. Godden
Stephen J. Godden, F.I.M.M.M., C.Eng. – Qualified Person

S. Godden & Associates Limited
17 Roundwood Drive
Welwyn Garden City
HERTS AL8 7JZ
UK

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Newfoundland and Labrador Department of Government Services,
Consumer and Commercial Affairs Branch
Prince Edward Island Securities Office
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Northwest Territories Registrar of Securities
Yukon Territory Registrar of Securities

RE:	Great Basin Gold Ltd. (the “Corporation”) Consent under National Instrument 43.101

Filing of Revised Technical Report
June 2009 Update of the Mineral Resource Estimate for Hollister Gold Mine
Elko County, Nevada, USA
October 30, 2009

I, G.J. (Deon) van der Heever, Pr.Sci.Nat., do hereby consent to the filing of the Technical Report with the regulatory authorities referred to above and to the written or electronic disclosure of the Technical Report and of extracts from a Summary of the Technical Report as may be required by the regulatory authorities.

I have read the Corporation’s news release dated June 17, 2009 and confirm that it documents fairly and accurately represent the information that supports the disclosure.

Submitted this 3rd day of November, 2009.

Signed,

/s/ G. J. van der Heever

G.J. van Der Heever, Pr.Sci.Nat, SACNASP
Geologix Mineral Consultants (Pty) Ltd.

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Newfoundland and Labrador Department of Government Services,
Consumer and Commercial Affairs Branch
Prince Edward Island Securities Office
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Northwest Territories Registrar of Securities
Yukon Territory Registrar of Securities

RE:	Great Basin Gold Ltd. (the “Corporation”) Consent under National Instrument 43.101

Filing of Revised Technical Report
June 2009 Update of the Mineral Resource Estimate for Hollister Gold Mine
Elko County, Nevada, USA
October 30, 2009

I, Johan Oelofse, Pr.Eng., FSAIMM, do hereby consent to the filing of the Technical Report with the regulatory authorities referred to above and to the written or electronic disclosure of the Technical Report and of extracts from a Summary of the Technical Report as may be required by the regulatory authorities.

I have read the Corporation’s news release dated June 17, 2009 and confirm that it documents fairly and accurately represent the information that supports the disclosure.

Submitted this 3rd day of November, 2009.

Signed,

/s/ J. Oelofse

Johan Oelofse, Pr.Eng., FSAIMM
Great Basin Gold Ltd.

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Newfoundland and Labrador Department of Government Services,
Consumer and Commercial Affairs Branch
Prince Edward Island Securities Office
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Northwest Territories Registrar of Securities
Yukon Territory Registrar of Securities

RE:	Great Basin Gold Ltd. (the “Corporation”) Consent under National Instrument 43.101

Filing of Revised Technical Report
June 2009 Update of the Mineral Resource Estimate for Hollister Gold Mine
Elko County, Nevada, USA
October 30, 2009

I, Philip Bentley, Pr.Sci.Nat., do hereby consent to the filing of the Technical Report with the regulatory authorities referred to above and to the written or electronic disclosure of the Technical Report and of extracts from a Summary of the Technical Report as may be required by the regulatory authorities.

I have read the Corporation’s news release dated June 17, 2009 and confirm that it documents fairly and accurately represent the information that supports the disclosure.

Submitted this 3rd day of November, 2009.

Signed,

/s/ P. N. Bentley

Phil Bentley, Pr.Sci.Nat, SACNASP
Great Basin Gold Ltd.